

November 10, 2016

Donna T. Lowery
Chief Financial Officer
The First Bancshares, Inc.
6480 U.S. Highway 98 West
Hattiesburg, MS 39402

> **Re:** **The First Bancshares, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 25, 2016**
> **File No. 000-22507**

Dear Ms. Lowery:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Proposal 1

Approval of the Issuance of Shares of Common Stock upon the Conversion of the Company's Mandatorily Convertible Non-Cumulative Non-Voting Perpetual Preferred Stock, Series E, page 4

1. We note that the issuance of common stock upon conversion of the Series E preferred stock seems intended, in part, to facilitate your acquisition of Iberville Bank by using the proceeds of the Series E private placement to fund it. This use of proceeds implicates Note A to Schedule 14A, which in turn implicates Item 14 of Schedule 14A if there will be no separate opportunity for shareholders to vote on the acquisition. Please revise your disclosure to provide all of the information required by Item 14 of Schedule 14A with respect to the Iberville transaction or tell us why you believe it is not required. In this regard, we note you have not provided the information required by Items 14(b)(1), (b)(2), (b)(3), (b)(4), (b)(5), (b)(6) and (b)(7). Please refer to Item 14 and Note A of Schedule 14A.

Financial Statements and Related Information

Financial Statements, page 11

2. Please include the information required by Item 13(a) of Schedule 14A, as required by Item 11(e) of Schedule 14A, for the common stock being issued in connection with the contemplated transactions or tell us why you believe it is not material. This information may not be incorporated by reference pursuant to Item 13(b)(1), as the company does not appear to be S-3 eligible.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3338 with any questions.

Sincerely,

/s/ Dietrich A. King

Dietrich King
Assistant Director
Office of Financial Services

cc: Neal C. Wise, Esq. (Via E-mail)